FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

The Reserve Bank of India (RBI) has imposed through an order dated March 26, 2018, a monetary penalty of Rs.589 million on ICICI Bank Limited (the Bank) for non-compliance with directions issued by RBI on direct sale of securities from its HTM portfolio and specified disclosure in this regard. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949, taking into account failure of the Bank to adhere to the aforesaid directions/guidelines issued by RBI.

With reference to the above, the Bank would like to provide the below clarification:

The Bank gives utmost importance to regulatory compliance and ensuring compliance with all directives, guidelines and observations by RBI. RBI guidelines require banks to classify investments into three categories - Held For Trading (HFT), Available For Sale (AFS) and Held to Maturity (HTM). The securities acquired by the banks with the intention to hold them till maturity can be classified under HTM. If the value of sales of securities from HTM category exceeds 5% of the HTM investments, banks are required to disclose in the audited annual financial statements, the market value of the HTM investments and indicate the excess of book value over market value.

RBI has imposed a penalty on the Bank for continued sale of government securities classified as HTM. The Bank had continued with the sales from HTM category for a few weeks during the quarter ended March 31, 2017, due to a genuine misunderstanding on the timing of the applicability of RBI’s direction in this matter.

As per RBI guidelines, the Bank had disclosed in its annual report for FY2017 that it had sold more than 5% of investments categorised as HTM. However, the Bank had not made the specified additional disclosure at that time. The Bank has subsequently been making the specified disclosure as directed by RBI in the audited financial results since the quarter ended June 30, 2017.

During the current year, i.e., FY2018, the Bank has sold less than 5% of securities from its HTM portfolio. The Bank would like to re-iterate that it continues to give utmost importance to regulatory compliance and endeavors to meet supervisory expectations.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 29, 2018	By:	/s/ Ranganath Athreya
		Name :	Mr. Ranganath Athreya
		Title :	General Manager & Joint Company Secretary